Technology Applications International Corporation

18851 N.E. 29th Avenue, Suite 700,

Adventura, Florida, 33180

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Technology Applications International Corporation

Amendment No. 6 to Registration Statement on Form S-1

Filed February 6, 2013

File No. 333-183683

         February 8, 2013

Dear Ms. Long,

This letter sets forth the response of Technology Applications International Corporation (“TAIC” or the “Company”) to the Staff’s oral comment received February 8, 2013.  Further, we have filed an Amendment No. 7 to Registration Statement on Form S-1 filed September 4, 2012, to address the comments as referenced in our responses below.

Exhibit List

1. Please file or correct the filing date in the exhibit list of Mr. Sticklers Consulting Agreement

Response: The Company has changed the date of the exhibit list to correctly list that the Consulting Agreement between the Company and Mr. Stickler was filed on Company’s Registration Statement S-1, on December 27, 2012.

Transactions with Related Persons, Promoters, and Certain Control Persons (page 46)

2. Please add a disclosure in the Transactions with Related Persons, Promoters, and Certain Control Persons in regards to Mr. Stickler’s Consulting Agreement as required by Item 404 of Regulation S-K.

Response: The Company has added the required disclosure in regards to Mr. Stickler’s Consulting Agreement with the Company as required by Item 404 of Regulation S-K.

Technology Applications International Corporation

/s/Charles J. Scimeca

Name: Charles J. Scimeca

Title: Chief Executive Officer, Principal Financial Officer,

Principal Accounting Officer